Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

February 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Karina Dorin

Re:	Brookfield Renewable Corporation
Brookfield Renewable Partners L.P.
Registration Statement on Form F-1
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Brookfield Renewable Corporation and Brookfield Renewable Partners L.P. (the “Registrants”) that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on February 10, 2021, at 5:00 PM, Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its outside counsel, Torys LLP, may orally request via telephone call to the staff of the Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Barclays Capital Inc.
J.P. Morgan Securities LLC

As representatives of the several Underwriters

Barclays Capital Inc.

By:	/s/ Robert Stowe
Name:	Robert Stowe
Title:	Managing Director

J.P. Morgan Securities LLC

By:	/s/ Lucy Brash
Name: Lucy Brash
Title: Executive Director

[Signature Page to Underwriters’ Acceleration Request]